SHAREHOLDER RESOLUTION

OF

PUNCH TV STUDIOS, INC.

We, the undersigned, being all the shareholders of Punch TV Studios, Inc, organized and existing under the laws of the State of Delaware, and having principal place of business at 1123 East Redondo Boulevard, Suite 200, Inglewood, California 90302 (the "Company"), hereby certify that the following is a true and correct copy of a resolution duly adopted at a meeting of the Shareholders of the Company, duly held and convened on October 2, 2015.

The meeting was called to order. It was determined that a quorum was present in person, such that the meeting could conduct business, and that such resolution has not been modified, rescinded or revoked, and is at present in full force and effect.

The following shareholders were present:

Names of Shareholders	Number of Shares
Joseph Collins, Jr.	70,450,000

The following Shareholders:

Names of Shareholders	Number of Shares
All other shareholders as a group	4,100,000

The Secretary determined and reported that notice of the meeting had been given or waived by Shareholders in accordance with the bylaws.

We do hereby consent to the adoption of the following, as if it was adopted at a regularly called meeting of the Shareholders of the Company, in accordance with the relevant state laws, and the bylaws of the Company, by unanimous consent, the Shareholders decided that:

The Company shall sell 50,000,000 (fifty million) shares of its common stock at a price of $1.00 (one and no/100 dollars US) per share by way of a Regulation A offering. This offering shall commence immediately.

Therefore, it is resolved that:

The Company shall sell 50,000,000 (fifty million) shares of its common stock at a price of $1.00 (one and no/100 dollars US) per share by way of a Regulation A offering. This offering shall commence immediately.

The Board of Directors and Officers of the Company are authorized to perform the acts to carry out this Shareholder Resolution.



Shareholder Signature	Joseph Collins, Jr.	October 2, 2015
	Printed Name	Date

Secretary Initials: _____

CERTIFICATION OF SECRETARY

The Secretary of the Company hereby certifies that he is the duly elected and qualified Secretary of the Company and certifies that the above is a true and correct record of the Shareholders resolution that was duly adopted by the Company on October 2, 2015.



_____
By: Joseph Collins
Chief Executive Officer, Chairman, Secretary
Punch TV Studios, Inc.

October 2, 2015
Date

Secretary Initials: _____